Exhibit 21.1
Subsidiaries of AppLovin Corporation

Name of Subsidiary	Jurisdiction of Organization
Adjust GmbH	Germany
AppLovin Active Holdings, LLC	United States
AppLovin (Singapore) Pte. Ltd.	Singapore